FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 May 2008

HSBC HOLDINGS PLC
FIRST INTERIM DIVIDEND FOR 2008
SCRIP DIVIDEND ALTERNATIVE

On 6 May 2008, the Directors of HSBC Holdings plc declared a first interim dividend for 2008 of US$0.18 per ordinary share payable on 9 July 2008 to shareholders on the Register on 23 May 2008. The dividend is payable in cash in
United States
 dollars, sterling or
Hong Kong
 dollars, or a combination of these currencies, with a scrip dividend alternative. The "Market Value" for the issue of new shares under the scrip dividend alternative is:

US$16.8421 for each new share
.

The "Market Value" is the
United States
 dollar equivalent of £8.519 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 21 May 2008 (the day on which the shares were first quoted ex-dividend).

Dividends payable in cash in sterling or Hong Kong dollars on 9 July 2008 will be converted from
United States
 dollars at the forward exchange rates quoted by HSBC Bank plc in
London
 at or about 11.00 am on 30 June 2008. These exchange rates will be announced to the
London
,
Hong Kong
,
New York
,
Paris
 and
Bermuda
 stock exchanges.

Particulars of the dividend arrangements will be mailed to shareholders on or about

3 June 2008, and elections must be received by the Registrars by 25 June 2008.

R G Barber
Group Company Secretary
HSBC Holdings plc

Media enquires to Brendan McNamara on +44 (0) 20 7991 0655 or at
brendan.mcnamara@hsbc.com

HSBC Holdings plc

HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of some US$2,
354
 billion at 3
1

December
 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                            By:

                                                                                                                                                                                           Name: P A Stafford

                                                                                                                                                                                           Title: Assistant Group Secretary

                                                                                                                                                                                            Date:   May 29, 2008